Endeavour SILVER

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Years Ended December 31, 2019 and 2018

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. ("the Company") have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management's assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

February 24, 2020

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 2

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Endeavour Silver Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Endeavour Silver Corp. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(q) to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases, and has included in Note 3(q) the impact on the statement of financial position as at January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 3

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

We have served as the Company’s auditor since 1994.

Chartered Professional Accountants

Vancouver, Canada
February 24, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Endeavour Silver Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Endeavour Silver Corp.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Company’s Management Discussion and Analysis under the heading Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 5

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 24, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2019	2018

ASSETS

Current assets
Cash and cash equivalents	4	$23,368	$33,376
Other investments	5	69	88
Accounts receivable	6, 8	22,950	26,947
Inventories	7	13,589	14,894
Prepaid expenses		3,302	2,704
Total current assets		63,278	78,009

Non-current deposits		606	1,114
Non-current IVA receivable	6	2,048	-
Deferred income tax asset	23	7,136	9,147
Intangible assets	9	975	-
Right-of-use leased assets	10	1,337	-
Mineral properties, plant and equipment	11, 12	88,333	88,777
Total assets		$163,713	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$19,775	$19,470
Income taxes payable		1,947	4,050
Loans payable	13	2,958	-
Lease liabilities	14	164	-
Total current liabilities		24,844	23,520

Deferred lease inducement		-	217
Loans payable	13	5,917	-
Lease liabilities	14	1,074	-
Provision for reclamation and rehabilitation	15	8,403	8,195
Deferred income tax liability	23	682	335
Total liabilities		40,920	32,267

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 141,668,178 shares (Dec 31, 2018 - 130,781,052 shares)	Page 9	482,170	459,109
Contributed surplus	Page 9	11,482	9,676
Accumulated other comprehensive income (loss)	Page 9	-	-
Retained earnings (deficit)		(370,859)	(324,005)
Total shareholders' equity		122,793	144,780
Total liabilities and shareholders' equity		$163,713	$177,047

Commitments and contingencies (Notes 11, 13, 14, 15, 23 and 24)

Subsequent events (Notes 13, 16(b))

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Rex McLennan	/s/ Bradford Cooke
Director	Director

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(expressed in thousands of US dollars, except for shares and per share amounts)

		Years ended
		December 31,	December 31,
	Notes	2019	2018

Revenue	17	$121,724	$150,509

Cost of sales:
Direct production costs		104,785	105,003
Royalties		2,034	1,653
Share-based payments	16 (c)(d)	195	(93)
Depreciation, depletion and amortization		31,495	38,412
Write down of inventory to net realizable value	7	576	2,026
		139,085	147,001

Mine operating earnings (loss)		(17,361)	3,508

Expenses:
Exploration	18	12,001	12,383
General and administrative	19	9,980	8,626
Severance costs	22	4,589	-
		26,570	21,009

Operating earnings (loss)		(43,931)	(17,501)

Finance costs	20	602	211

Other income (expense):
Write down of inventory to net realizable value	7	-	(650)
Write off of IVA receivable		(151)	(194)
Foreign exchange		101	(81)
Investment and other		579	926
		529	1

Earnings (loss) before income taxes		(44,004)	(17,711)

Income tax expense (recovery):
Current income tax expense	23	2,702	4,477
Deferred income tax expense (recovery)	23	1,360	(9,749)
		4,062	(5,272)

Net earnings (loss) for the year		(48,066)	(12,439)

Basic and diluted earnings (loss) per share based on net earnings		$(0.36)	$(0.10)

Basic and diluted weighted average number of shares outstanding		135,367,129	128,600,421

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Accumulated Comprehensive Income ("OCI") (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2017		127,488,410	450,740	8,747	127	(313,097)	146,517

Public equity offerings, net of issuance costs	16 (b)	3,165,642	7,982	-	-	-	7,982
Exercise of options	16 (c)	127,000	387	(131)	-	-	256
Share-based compensation	16 (c)(d)	-	-	2,426	-	-	2,426
Unrealized gain (loss) on other investments							-
tranferred to retained earnings	3(l)	-	-	-	(127)	127	-
Expiry and forfeiture of options	16 (c)	-	-	(1,404)	-	1,404	-
Reallocation of performance share unit liability		-	-	38	-	-	38
Earnings (loss) for the year		-	-	-	-	(12,439)	(12,439)
Balance at December 31, 2018		130,781,052	$459,109	$9,676	$-	$(324,005)	$144,780

Public equity offerings, net of issuance costs	16 (b)	10,717,126	22,541	-	-	-	22,541
Exercise of options	16 (c)	170,000	520	(177)	-	-	343
Share-based compensation	16 (c)(d)	-	-	3,195	-	-	3,195
Expiry and forfeiture of options	16 (c)	-	-	(1,212)	-	1,212	-
Earnings (loss) for the year		-	-	-	-	(48,066)	(48,066)
Balance at December 31, 2019		141,668,178	$482,170	$11,482	$-	$(370,859)	$122,793

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

		Years ended
		December 31,	December 31,
	Notes	2019	2018

Operating activities
Net earnings (loss) for the year		$(48,066)	$(12,439)

Items not affecting cash:
Share-based compensation	16(c)(d)	3,195	2,426
Depreciation, depletion and amortization	9,10,11	32,050	38,777
Deferred income tax expense (recovery)	23	2,358	(9,749)
Unrealized foreign exchange loss (gain)		(100)	41
Finance costs	20	602	150
Write off of IVA receivable		151	194
Write off of mineral properties	11	45	-
Write down of warehouse inventory	7	233	-
Write down of inventory to net realizable value	7	576	2,676
Loss on asset disposal		43	-
Unrealized loss (gain) on other investments		19	80
Net changes in non-cash working capital	21	(684)	4,492
Cash from (used in) operating activities		(9,578)	26,648

Investing activites
Proceeds on disposal of property, plant and equipment		11	-
Mineral property, plant and equipment expenditures	11	(21,519)	(40,398)
Intangible asset expenditures		(280)	-
Redemption of (investment in) non-current deposits		3	1
Cash used in investing activities		(21,785)	(40,397)

Financing activities	4
Restricted cash	13		1,000
Repayment of loans payable	14	(1,343)	-
Repayment of lease liabities	13,14	(247)	-
Interest paid	16(b)	(391)	-
Public equity offerings	16(c)	23,557	8,273
Exercise of options	16(b)	343	256
Share issuance costs		(716)	(640)
Cash from (used in) financing activites		21,203	8,889

Effect of exchange rate change on cash and cash equivalents		152	(41)

Increase (decrease) in cash and cash equivalents		(10,160)	(4,860)
Cash and cash equivalents, beginning of the year		33,376	38,277
Cash and cash equivalents, end of the year		$23,368	$33,376

Supplemental cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's year ended December 31, 2019.

The Board of Directors approved the consolidated financial statements for issue on February 24, 2020.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a retrospective basis, without restatement of comparative periods as described in Note 3(q).

(a) Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

(b) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on management's knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment useful lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, valuations in business combinations and assumptions used in determining the fair value of share-based compensation.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Significant areas requiring the use of management estimates relate to the valuation of accounts receivable, inventory, mineral property, plant and equipment, impairment of non-current assets, provision for reclamation and rehabilitation, share capital and income taxes.

Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.  This process may require complex and difficult geological judgments to interpret the data.  The Company uses qualified persons (as defined by the Canadian Securities Administrator's National Instrument 43-101) to compile this data.

Changes in the judgments surrounding proven and probable reserves may impact the carrying value of mineral properties, plant and equipment (Note 11), reclamation and rehabilitation provisions (Note 15), recognition of deferred income tax amounts (Note 23), and depreciation, depletion and amortization (Note 9,10,11).

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company's properties.  Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples.  Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineral reserves.

Assessment of impairment factors (accounting policy Note 3h)

Management applies significant judgment in assessing each cash-generating unit and assets for the existence of indicators of impairment at the reporting date.  Internal and external factors are considered in assessing whether indicators of impairment are present that would necessitate impairment testing.  Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment.  These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

Achievement of commercial production (accounting policy Note 3g)

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins.  Significant judgment is required to determine when certain of the Company's assets reach this level.  Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs (accounting policy Note 3j)

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with.  The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows.  Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company.  Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Taxes (Note 23)

Judgment is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet.  In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions.  These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes.  The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets.  Estimates of future taxable income are based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted.  In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.  Deferred income tax assets are disclosed in Note 23.

Inventory (Note 7)

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

(c) Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash.

(d) Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are measured at fair value through profit and loss and carried at fair value. Unrealized gains and losses are recognized in profit or loss.

(e) Inventories

Production inventories are valued at the lower of production cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs.  Finished goods inventory, characterized as doré bars or concentrate, is valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(f) Intangible assets

Intangible assets are initially recognized at cost if acquired externally, or at fair value if acquired as part of a business combination and have a useful life of greater than one year. Intangible assets which have finite useful lives are measured at cost less accumulated amortization and accumulated impairment.  Intangible assets that are assessed as having a finite useful life are amortized over their useful life on a straight-line basis from the date they become available for use and are tested for impairment if indications exist that they may be impaired.  The useful life is determined using the period of the underlying contract or the period over which the intangible asset can be expected to be used.

(g) Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of mineral properties, plant and equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.  Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Development costs relating to specific properties are capitalized once management determines a property will be developed.  A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs.  Capitalization of costs incurred and proceeds received during the development phase ceases when the property is capable of operating at levels intended by management.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility.  These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.  The Company recognizes acquisition costs for exploration and evaluation properties as assets when acquired as part of a business combination or asset purchase.  All other exploration and evaluation costs are expensed as incurred until the technical feasibility and commercial viability of the property has been established and a development decision has been made.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability.  Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment.  Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management's assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment are either recorded at cost and amortized using the straight-line method at rates varying from 5% to 30% annually or amortized on a units of production method, based on proven and probable reserves.  The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(h) Impairment of Non-Current Assets

The Company's tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals.  A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration.  The Company does not set a pre-determined holding period for properties with unproven reserves.  However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in the statement of comprehensive income in the period of abandonment or determination that the carrying value exceeds its fair value.  The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(i) Leases

Effective January 1, 2019, at inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in-substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimated amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

(j) Provision for Reclamation and Rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset.  The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability.  The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows.  The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(k) Revenue recognition

Revenue is generated from the sale of refined silver and gold or from the sale of these metals contained in doré or concentrate. Revenue is recorded in the consolidated statement of comprehensive income gross of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.  In determining whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include but are not limited to, whether: the Company has a present right to payment; the customer has a legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer controls the risks and rewards of ownership of the asset.

Revenue from metals in doré

The refiners who receive doré from the Company refine the materials on the Company's behalf.  The refiners transfer the refined product to our customers according to the Company's instructions. Refined metals are sold at spot prices with sales proceeds collected upon or within several days of the completion of the sales transaction.  Revenue from sale of doré is recognized at the time a metal sale is executed and the Company has irrevocably directed the refiner to deliver the refined metal to the customer.

Revenue from metals in concentrate

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale.  Revenue from the sale of concentrates is provisionally priced at the date control transfers.  On transfer, the Company recognizes revenue on a provisional basis based on current spot prices and at each period end, re-estimated prices based on forward market prices for the estimated month of settlement. The final selling price is subject to movements in metal prices up to the final settlement date.  Revenue is initially recognized based on the estimated mineral content then adjusted to final settlement adjustments. Final settlement periods range from two to six months after delivery of the product.

Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable.  For each reporting period until final settlement, forward market prices are used to record sales. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

(l)     Share-based payments

The Company has a share option plan and performance share unit plan which are described in Note 16(c) and Note 16(d) respectively. Equity-settled share-based payment awards to employees are measured by reference to the fair value of the equity instruments granted and are charged over the vesting period using the graded vesting method. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.  Equity-settled share-based payment awards to non-employees are measured at the fair value of the goods or services received as the goods or services are received, unless that fair value cannot be measured reliably, in which case they are measured by reference to the fair value of the equity instrument. The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights, which are described in Note 16(e) and Note 16(f), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(m) Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward.  Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of comprehensive income in the period that includes the substantive enactment date.  Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(n) Earnings per share

Basic earnings per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period.  For all periods presented, net earnings available to common shareholders equals the reported net earnings.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o) Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) based on fair value at the date of acquisition.  When the cost of acquisition exceeds the fair values attributable to the Company's share of identifiable net assets, the difference is treated as purchased goodwill.  If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income.  Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree.  Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future.  Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

(p) Financial Instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit and loss ("FVTPL").  Transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire.  A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

On initial recognition, the Company classifies and measures financial assets as either fair value through profit and loss("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost.  Subsequent measurement of financial assets depends on the classifications of such assets.  The basis of classification depends on an entity's business model and the contractual cash flows of the financial asset.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset provide cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.  Interest income is recognized using the effective interest method.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Fair value through other comprehensive income

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets, and
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs.  Subsequently, they are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.  Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Fair value through profit and loss

By default, all other financial assets are measured at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis.  Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent that they are not part of a designated hedging relationship.  Determination of fair value is further described in Note 24.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.  An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities.  Equity instruments issued by the Company are measured at the proceeds received, net of direct issue costs.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial instruments are recognized as:

Assets
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost
Trade receivables (derivative component)	FVTPL
Other investments	FVTPL
Liabilities
Accounts payable and accrued liabilities	Amortized cost
Loans payable	Amortized cost
Performance share units and Deferred share units	FVTPL

(q) Accounting standards adopted during the year

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17, Leases ("IAS 17") and its associated interpretive guidance.  IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset.  For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the finance lease accounting under IAS 17, with limited exceptions for short-term leases or leases of low value assets.  Lessor accounting remains similar IAS 17.

IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

  applied a single discount rate to a portfolio of leases with similar characteristics applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition excluded initial direct costs from measuring the right-of-use assets at the date of initial application
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right-of-use assets in the amount of $1,835 and lease liabilities of $1,422 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $413 between right-of-use asset and lease liability relates to the adjustment of lease incentives of $243 offset by the reallocation of a prepaid expense to a right of use asset of $656.  At the date of initial application, the Company used a weighted-average incremental borrowing rate of 7.8%

The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16

Operating lease obligations as at December 31, 2018	$2,840
Non-lease components	(942)
Foreign exchange differences	(18)
Other	(1)
Undiscounted Lease Liability	1,879
Effect from discounting at Incremental Borrowing Rate	(457)
Lease obligation as at January 1, 2019	$1,422

IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23")

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.  The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

The Company issued a letter of credit which was guaranteed by cash deposits, classified as restricted cash on the balance sheet at December 31, 2017 of $1.0 million. Under the terms of the Las Torres processing facility lease, which was acquired with the El Cubo mine, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any damages.  In March 2018 a payment was made to the owner of the Las Torres Facility for $0.5 million and the letter of credit was removed.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

5. OTHER INVESTMENTS

	December 31	December 31
	2019	2018

Investment in marketable securities, at cost	$41	$41
Unrealized gain (loss) on marketable securities	28	47
	$69	$88

Marketable securities are classified as Level 1 in the fair value hierarchy (Note 24) and as financial assets measured at FVTPL.  The fair values of marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  Changes in fair value of marketable securities are recognized in profit or loss.

6. ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2019	2018

Trade receivables (1)		$6,722	$5,627
IVA receivables (2)		10,572	15,353
Income taxes recoverable		4,378	5,587
Due from related parties	8	1	1
Other receivables		1,277	379
		$22,950	$26,947

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 24).

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These delays and denials have occurred within Compania Minera del Cubo ("El Cubo") and Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At December 31, 2019, El Cubo holds $3,810 and Guanaceví holds $6,628 in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2018 - $4,888 and $6,957 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at December 31, 2019, the total IVA receivable of $12,620 has been allocated between the current portion of $10,572, which is included in accounts receivable, and a non-current portion of $2,048.  The non-current portion is composed of El Cubo and Guanacevi of $869 and $824 respectively, which are currently under appeal and are unlikely to be received in 2020.  The remaining $355 is IVA receivable for Terronera, which will not become recoverable until Terronera recognizes revenue for tax purposes.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

7. INVENTORIES

	December 31	December 31
	2019	2018

Warehouse inventory	$8,342	$8,638
Finished goods inventory	2,313	4,370
Work in process inventory	457	322
Stockpile inventory(1)	2,477	1,564
	$13,589	$14,894

(1) The stockpile inventory balance at December 31, 2019 is net of a write down to net realizable value of $576 for stockpile inventory held at the El Compas mine.

8. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $8 for the year ended December 31, 2019 (December 31, 2018 - $16). The Company has a $1 net receivable related to these costs as of December 31, 2019 (December 31, 2018 - $1).

The Company was charged $215 for legal services for the year ended December 31, 2019 by a legal firm in which the Company's corporate secretary is a partner (December 31, 2018 - $189). The Company has $33 payable to the legal firm as at December 31, 2019 (December 31, 2018 - $5).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company's corporate secretary.  Compensation of key management personnel was as follows:

	December 31	December 31
	2019	2018

Salaries and short-term employee benefits	$2,624	$2,754
Non-executive director's fees	82	194
Non-executive director's deferred share units	731	87
Share-based payments	2,836	2,108
	$6,273	$5,143

The non-executive directors' deferred share units are cash settled.  The recognized expense (recovery) includes the fair value of new issuances of deferred share units during the period and the change in fair value of all outstanding deferred share units during the reporting period.  During the year ended December 31, 2019, the Company granted 237,109 (December 31, 2018 - 103,884) deferred share units with a fair value of $539 (December 31, 2018 - $297) at the date of grant. At December 31, 2019, there were 889,385 cash settled deferred share units outstanding with a fair value of $2,138 (December 31, 2018 - 652,276 outstanding with a market value of $1,407).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments for share options and performance share units (Notes 16(c) and (d)).  The fair values of these share-based payments are recognized as an expense over the vesting period of the award.  Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

9. INTANGIBLE ASSETS

Acquired
Software

Balance, December 31, 2018	$-
Additions	1,518
Amortization	(543)
Balance December 31, 2019	$975

Intangible assets represent computer software licenses, which are being amortized over their underlying contractual period of three years.  The expense has been included in depreciation, depletion and amortization expense in profit or loss.

10. RIGHT-OF-USE LEASED ASSETS

The Company entered into operating leases to use certain buildings and equipment for its operations.  Upon adoption of IFRS 16, which became effective January 1, 2019 (see Note 3(q)), the Company was required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

A right-of-use asset is initially measured at cost, equivalent to its obligation to payments over the term of the respective operating leases, and subsequently measured at cost less accumulated depreciation and impairment losses.

The following table presents the right-of-use assets for the Company:

	Note	Office premises	Plant	Vehicles	Total right-of-use assets

Right-of-use assets recognized on adoption of IFRS 16 on January 1, 2019	3(q)	$1,091	$656	$88	$1,835
Additions		8	-	-	8
Adjustments			(22)		(22)
Transfers to mineral property, plant and equipment				(43)	(43)
Depreciation		(181)	(215)	(45)	$(441)
Balance December 31, 2019		$918	$419	$-	$1,337

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

11. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2017	$485,850	$98,021	$62,844	$11,862	$10,533	$669,110

Additions	30,377	4,480	3,411	482	1,701	40,451

Balance at December 31, 2018	516,227	102,501	66,255	12,344	12,234	709,561

Additions	18,040	1,509	10,292	612	1,101	31,554
Disposals	(45)		(71)			(116)

Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999

Accumulated amortization and impairment

Balance at December 31, 2017	$431,481	$87,209	$44,525	$9,402	$7,677	$580,294

Amortization	34,420	1,289	3,288	272	1,221	40,490

Balance at December 31, 2018	465,901	88,498	47,813	9,674	8,898	620,784

Amortization	23,862	3,698	2,970	186	1,184	31,900
Disposals			(18)			(18)

Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666

Net book value
At December 31, 2018	$50,326	$14,003	$18,442	$2,670	$3,336	$88,777
At December 31, 2019	$44,459	$11,814	$25,711	$3,096	$3,253	$88,333

Included in Mineral properties is $12,619 in acquisition costs for exploration and evaluation properties (December 31, 2018 - $11,246).

As of December 31, 2019, the Company has $2,810 committed to capital equipment purchases.

(b) Guanaceví, Mexico

In 2005, the Company acquired mining properties and related assets to the Guanaceví silver-gold mines located in the state of Durango, Mexico. Certain concessions in the district retained a 3% net proceeds royalty on future production.  In 2019, the Company expensed $473 in royalties on these properties (2018 - $926).

These properties and subsequently acquired property concessions in the Guanaceví district are maintained with nominal property tax payments to the Mexican government.

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso properties from Ocampo Mining S.A. de C.V. ("Ocampo")  The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions, and pay Ocampo a $12 dollar fixed per tonne production payment plus a floating net smelter return ("NSR") royalty based on the spot silver price as follows:

• 4% NSR when the silver price obtained is less than or equal to $15 dollars per oz

• 9% NSR when the silver price obtained is greater than $15 dollars and up to $20 dollars per oz

• 13% NSR when the silver price obtained is greater than $20 dollars and up to $25 dollars per oz

• 16% NSR when the silver obtained is greater than $25 dollars per oz

Both properties cover extensions of the Guanaceví ore bodies with the El Porvenir concession adjacent to the Company's operating Porvenir Norte mine and the El Curso concession adjacent to the Company's now closed Porvenir Cuatro mine. In 2019, the Company expensed $704 in per tonne production charges and royalties on these properties (2018 - $Nil).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(c) Bolañitos, Mexico

In 2007, the Company acquired the exploitation contracts, mining properties and related assets to the Bolañitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d) El Cubo, Mexico

In 2012, the Company acquired the exploitation contracts, mining properties and related assets to the El Cubo silver-gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.  The Company suspended mining operations at El Cubo on November 30, 2019.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(e) El Compas, Mexico

In 2016, the Company issued 2,147,239 common shares to Canarc Resource Corp. ("Canarc"), a related party company, and assumed Canarc's obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc's wholly owned subsidiary, Oro Silver Resources Ltd., which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV ("Minera Oro Silver").

The 3,990 hectare El Compas project located in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty.  In 2019, the Company expensed $226 in royalties on these properties (2018 - $29).

Minera Oro Silver also holds a five-year operating lease, renewable for an additional five years, on a 500 tonne per day ore processing plant located in Zacatecas, Mexico for a total annual lease cost of 1,632,000 Mexican Pesos (approximately $90), adjusted annually for inflation.  At acquisition, the plant was not operational and required significant capital investment to restore to an operational state. During 2018, the Company refurbished and commenced commissioning of the processing plant with commercial production achieved in Q1, 2019.

Acquisition of Veta Grande Properties

On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. ("Impact Silver") to acquire a 100% interest in Impact Silver's Veta Grande properties, located in the Zacatecas state, Mexico ("the agreement"). On June 5, 2017, Endeavour paid $500 through the issuance of 154,321 common shares.

Acquisition of Calicanto Properties

On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata SA de CV. ("Compania Minera Estrella") to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella's Calicanto properties, located in the Zacatecas state, Mexico.  On February 1, 2017, Endeavour completed the purchase with a payment of $400 and in 2018 exercised an option to purchase the 3% NSR for $45.

(f) Terronera, Mexico

In February 2013, the Company acquired a 100% interest in the Terronera project, located in Jalisco, Mexico. The Company is required to pay a 2% NSR royalty on any production from the Terronera properties.

These properties and subsequently acquired property concessions in the Terronera district are maintained with nominal property tax payments to the Mexican government.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(g) Acquisition of Parral Properties

On September 13, 2016, the Company entered into a definitive agreement with Silver Standard Resources Inc. ("Silver Standard") to acquire a 100% interest in Silver Standard's Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico.

On October 31, 2016, Endeavour paid $5,300 through the issuance of 1,198,083 common shares.

In addition, the Company committed to spending $2,000 (completed in 2018) in exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Upon completing this exploration expenditure, Endeavour had one year to deliver a National Instrument 43-101 ("NI 43-101") technical report, including a resource estimate, and issue an additional $200 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour's common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties.

(h) Guadalupe Y Calvo, Mexico

In 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In 2014, the Company acquired the La Bufa exploration property, which is adjacent to the Guadalupe y Calvo exploration property in Chihuahua, Mexico.  The property is subject to a 2% net smelter return royalty on mineral production.

These properties and subsequently acquired property concessions acquired by the Company in the district are maintained with nominal property tax payments to the Mexican government.

(i) Mineral property contingencies

The Company has entered into other non-material option agreements on exploration properties in Mexico and Chile.

Management believes the Company has diligently investigated rights of ownership of all its mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

12. IMPAIRMENT OF NON-CURRENT ASSETS

The recoverable amounts of the Company's CGUs, which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGUs value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

As at December 31, 2019, the Company tested the recoverability of the Guanaceví CGU due to 2019 operational challenges and the El Compas CGU due to increased capital and operating costs than initially projected.  The Company determined that no impairment was required for either CGU.

For a discounted cash flow model, any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

13. LOANS PAYABLE

	December 31,	December 31,
	2019	2018

Balance at the beginning of the year	$-	$-
Net proceeds from software and equipment financing	10,218	-
Finance cost	301	-
Repayments of principal	(1,343)	-
Repayments of finance costs	(301)	-
Balance at the end of the year	$8,875	$-

Statements of Financial Position Presentation
Current loans payable	$2,958	$-
Non-Current loans payable	5,917	-
Total	$8,875	$-

The Company has entered into financing arrangements for software licenses totaling $1,086 and equipment totaling $9,132, with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 8%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at December 31, 2019 the Company was in compliance with these covenants.  As at December 31, 2019, the net book value of equipment includes $9.2 million of equipment pledged as security for the equipment financing.

Subsequent to December 31, 2019, the Company has entered into $2,226 in additional equipment financing agreements under similar terms as the existing agreements.

14. LEASE LIABILITIES

The Company leases office space and the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The company leased vehicles with a lease term of three years. The Company had the option to purchase the assets at the end of the contract term.  As at December 31, 2019 the Company has exercised the purchase option for this lease, therefore the amount for the purchase option has been included in the measurement of the right-of-use asset as an adjustment to PP&E.

The following table presents the lease obligations of the Company:

		December 31,	December 31,
	Note	2019	2018

Lease liabilities recognized on adoption of IFRS 16 on January 1, 2019	3	$1,422	$-
Additions		8	-
Interest		93	-
Payments		(339)	-
Effects of movement in exchange rates		54	-
Balance as at December 31, 2019		1,238
Less: Current portion		(164)	-
Non-Current Lease Liabilities		$1,074	$-

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	December 31,	December 31
	2019	2018

Less than one year	$240	$-
One to five years	724	-
More than five years	586	-
Total at December 31, 2019	$1,550	$-

The following amounts have been recognized in Profit or Loss:

	Year ended	Year ended
	December 31, 2019	December 31, 2018

Interest on lease liabilities	$(93)	$-
Expenses related to short-term leases	(668)	-

As at December 31, 2019, the lease liabilities have a weighted-average interest rate of 7.5%.  For the year ended December 31, 2019, the Company recognized $93, in interest expense on the lease liabilities (December 31, 2018 - $Nil) and $668 related to short term rental, primarily for rented mining equipment and employee housing.

15. PROVISION FOR RECLAMATION AND REHABILITATION

The Company's environmental permit requires that it reclaim certain land it disturbs during mining operations.  Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.  Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company's estimated obligations is $2,430 for the Guanaceví mine, $1,959 for the Bolañitos mine, $4,562 for the El Cubo mine and $160 for the El Compas development project.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows. The model assumes a risk-free rate specific to the liability of 1.9% for Guanaceví, 1.6% for Bolañitos, 7.0% for El Cubo and 6.9% for El Compas and with an inflation rate of 2.0% for Guanaceví and Bolañitos and 4.0% for El Cubo and El Compas.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Guanaceví	Bolañitos	El Cubo	El Compas	Total

Balance at December 31, 2017	$2,086	$1,772	$4,074	$50	$7,982

Accretion	43	32	74	1	150
Disturbance incurred during the year	-	-	-	63	63
Balance at December 31, 2018	$2,129	$1,804	$4,148	$114	$8,195

Accretion	53	44	101	10	208
Disturbance incurred during the year	-	-	-	-	-
Balance at December 31, 2019	$2,182	$1,848	$4,249	$124	$8,403

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

16. SHARE CAPITAL

(a) Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital.  The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders.  As at December 31, 2019, the Company is not subject to externally imposed capital requirements.

(b) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities").  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

During the year ended December 31, 2019, the Company issued 10,717,126 common shares under the ATM facility at an average price of $2.20 per share for gross proceeds of $23,557, less commission of $530.  During the year ended December 31, 2018, the Company issued 3,165,642 common shares under the ATM facility at an average price of $2.61 per share for gross proceeds of $8,273, less commission of $186.

During the year ended December 31, 2019, the Company also recognized $484 of additional transaction costs related to the ATM financing as share issuance costs, which have been presented net of share capital (2018 - $105).

Included in the 10,717,126 shares issued under the ATM facility for the year ended December 31, 2019 are 369,488 shares that were sold by the Company at the end of 2019, for net proceeds of $867, and are reserved for issuance.  Settlement of the shares occurred in the first few days of 2020.

Subsequent to December 31, 2019, the Company issued an additional 114,345 common shares under the ATM facility at an average price of $2.43 per share for gross proceeds of $277, less commission of $6.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(c) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2019		December 31, 2018

	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of the year	5,987,800	$3.96	5,792,800	$4.00
Granted	1,759,000	$3.22	1,262,500	$3.80
Exercised	(170,000)	$2.65	(127,000)	$2.65
Expired and forfeited	(653,800)	$4.58	(940,500)	$4.15
Outstanding, end of the year	6,923,000	$3.74	5,987,800	$3.96

Options exercisable at the end of the year	5,614,300	$3.84	4,946,300	$3.96

During the year ended December 31, 2019, the weighted-average share price at the date of exercise was $3.24 (December 31, 2018 - $4.27)

The following table summarizes the information about stock options outstanding at December 31, 2019:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number	Weighted Average
	Outstanding	Remaining	Weighted Average	Number Exercisable	Weighted Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2019	(Number of Years)	Price	December 31, 2019	Price

$2.00 - $2.99	864,500	0.5	$2.65	849,500	$2.65
$3.00 - $3.99	2,941,500	3.8	$3.47	1,647,800	$3.56
$4.00 - $4.99	3,117,000	1.8	$4.31	3,117,000	$4.31
	6,923,000	2.5	$3.74	5,614,300	$3.84

During the year ended December 31, 2019, the Company recognized share-based compensation expense of $2,171 (December 31, 2018 - $1,976) based on the fair value of the vested portion of options granted in the current and prior years.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Weighted-average fair value of option in CAN$	$1.57	$1.96
Risk-free interest rate	1.75%	2.05%
Expected dividend yield	0%	0%
Expected stock price volatility	64%	69%
Expected option life in years	3.83	3.79

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2019, the unvested share option expense not yet recognized was $524 (December 31, 2018 - $643) which is expected to be recognized over the next 17 months

(d) Performance Share Units Plan

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
	Number of units	Number of units

Outstanding, beginning of year	616,000	200,000
Granted	603,000	446,000
Cancelled	-	(30,000)
Settled for shares	-	-
Settled for cash	-	-
Outstanding, end of period	1,219,000	616,000

There were 603,000 PSUs granted during the year ended December 31, 2019 (December 31, 2018 - 446,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company's share price performance relative to a representative group of other mining companies. 170,000 PSUs vest on May 3, 2020, 446,000 PSUs vest on May 3, 2021 and 603,000 PSUs vest on March 3, 2022.

During the year ended December 31, 2019, the Company recognized share-based compensation expense of $1,024 related to the PSUs (December 31, 2018 -$450).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 30

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(e) Deferred Share Units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2019		December 31, 2018

	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	652,276	$3.48	548,392	$3.44
Granted	237,109	$3.02	103,884	$3.68
Redeemed	-	-	-	-
Outstanding, end of period	889,385	$3.36	652,276	$3.48

Fair value at period end	889,385	$3.13	652,276	$2.94

During the year ended December 31, 2019, the Company recognized an expense on director's compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $731 (December 31, 2018 - $88) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of December 31, 2019, there are 889,385 deferred share units outstanding (December 31, 2018 - 652,276) with a fair market value of $2,138 (December 31, 2018 - $1,407) recognized in accounts payable and accrued liabilities.

(f) Share Appreciation Rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Year Ended		Year Ended
	December 31, 2019		December 31, 2018
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price
Outstanding, beginning of year	694,000	$3.99	911,993	$3.80
Exercised	-	-	(96,661)	$2.21
Cancelled	(382,000)	$4.55	(121,332)	$3.96
Outstanding, end of period	312,000	$3.30	694,000	$3.99

Exercisable at the end of the period	312,000	$3.30	553,679	$4.16

During the year ended December 31, 2019, the Company recognized a recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $25 (December 31, 2018 -$245) based on the change in the fair value of the SARs granted in prior years.  As of December 31, 2019, there are 312,000 SARs outstanding (December 31, 2018 - 694,000) with a fair market value of $47 (December 31, 2018 - $72) recognized in accounts payable and accrued liabilities.

The SARs are valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortizes the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 31

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

17. REVENUE

	Year Ended
	December 31	December 31
Revenue by product	2019	2018

Concentrate sales	$76,219	$111,052
Provisional pricing adjustments	806	228
Total revenue from concentrate sales	77,025	111,280
Dore sales	44,699	39,229
Total revenue	$121,724	$150,509

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.  As at December 31, 2019, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $1,081 (2018 - $904) based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

18. EXPLORATION

	December 31	December 31
	2019	2018

Depreciation and depletion	$238	$111
Share-based compensation	554	340
Salaries, wages and benefits	3,201	2,690
Direct exploration expenditures	8,008	9,242
	$12,001	$12,383

19. GENERAL AND ADMINISTRATIVE

	December 31	December 31
	2019	2018

Depreciation and depletion	$317	$254
Share-based compensation	2,446	2,179
Salaries, wages and benefits	3,344	3,038
Direct general and administrative	3,873	3,155
	$9,980	$8,626

Included in salaries, wages and benefits is an $731 expense of directors' deferred share units for the year ended December 31, 2019 (December 31, 2018 -$88).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 32

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

20. FINANCE COSTS

		December 31	December 31
	Note	2019	2018

Accretion on provision for reclamation and rehabilitation	15	$208	$150
Interest on loans	13	301	-
Interest on lease liabilities	14	93	-
Other financing costs		-	61
		$602	$211

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended
	December 31,	December 31,
	2019	2018

Net changes in non-cash working capital:
Accounts receivable	$1,600	$7,303
Inventories	511	(3,304)
Prepaid expenses	(598)	(793)
Accounts payable and accrued liabilities	(94)	421
Income taxes payable	(2,103)	865
	$(684)	$4,492

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	-	63
Fair value of exercised options allocated to share capital	177	131

Other cash disbursements:
Income taxes paid	3,439	3,449
Special mining duty paid	1,670	1,012

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 33

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

22. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has four operating mining segments, Guanaceví, Bolañitos, El Cubo and El Compas, which are located in Mexico, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

		December 31, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$13,065	$855	$7,372	$1,700	$23	$353	$23,368
Other Investments	69	-	-	-	-	-	69
Accounts receivables	1,068	2,568	4,574	6,999	2,922	4,819	22,950
Inventories	-	-	7,441	2,426	1,628	2,094	13,589
Prepaid expenses	905	1,029	619	572	152	25	3,302
Non-current deposits	76	-	305	151	74	-	606
Non-current IVA receivable	-	355	824	-	869	-	2,048
Deferred income tax asset	-	-	2,837	4,299	-	-	7,136
Intangible assets	28	160	269	224	157	137	975
Right-of-use leased assets	745			175		417	1,337
Mineral property, plant and equipment	380	13,064	34,006	19,757	4,020	17,106	88,333
Total assets	$16,336	$18,031	$58,247	$36,303	$9,845	$24,951	$163,713

Accounts payable and accrued liabilities	$6,729	$855	$7,079	$2,872	$837	$1,403	$19,775
Income taxes payable	368	-	696	840	43	-	1,947
Loans payable	774	-	2,058	6,043			8,875
Lease obligations	1,050	-	-	188	-	-	1,238
Provision for reclamation and rehabilitation	-	-	2,182	1,848	4,249	124	8,403
Deferred income tax liability	-	-	-	513	-	169	682
Total liabilities	$8,921	$855	$12,015	$12,304	$5,129	$1,696	$40,920

		December 31, 2018
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total

Cash and cash equivalents	$14,477	$765	$3,947	$4,776	$8,863	$548	$33,376
Other Investments	88	-	-	-	-	-	88
Accounts receivables	176	1,924	9,386	2,760	8,996	3,705	26,947
Inventories	-	-	6,310	3,736	2,939	1,909	14,894
Prepaid expenses	1,666	75	706	26	129	102	2,704
Non-current deposits	76	-	308	151	74	505	1,114
Deferred income tax asset	-	-	6,782	1,549	816	-	9,147
Mineral property, plant and equipment	573	11,791	34,933	9,348	11,323	20,809	88,777
Total assets	$17,056	$14,555	$62,372	$22,346	$33,140	$27,578	$177,047

Accounts payable and accrued liabilities	$6,045	$287	$5,528	$1,872	$4,347	$1,391	$19,470
Income taxes payable	1,028	-	926	878	1,218	-	4,050
Deferred lease inducement	217	-	-	-	-	-	217
Provision for reclamation and rehabilitation	-	-	2,128	1,805	4,148	114	8,195
Deferred income tax liability	-	-	-	36	-	299	335
Total liabilities	$7,290	$287	$8,582	$4,591	$9,713	$1,804	$32,267

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 34

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Year ended December 31, 2019
Silver revenue	$-	$-	$36,062	$10,707	$17,542	$1,743	$66,054
Gold revenue	-	-	8,638	21,703	14,740	10,589	$55,670
Total revenue	$-	$-	$44,700	$32,410	$32,282	$12,332	$121,724

Salaries, wages and benefits:
mining	$-	$-	$7,331	$4,871	$5,945	$468	$18,615
processing	-	-	1,764	1,151	1,301	566	4,782
administrative	-	-	2,871	1,993	2,254	1,073	8,191
stock based compensation	-	-	49	49	49	48	195
change in inventory	-	-	(318)	414	192	53	341
Total salaries, wages and benefits	-	-	11,697	8,478	9,741	2,208	32,124

Direct costs:
mining	-	-	20,649	9,715	9,873	4,857	45,094
processing	-	-	7,843	5,365	4,851	2,176	20,235
administrative	-	-	2,699	1,308	2,402	672	7,081
change in inventory	-	-	(861)	906	309	92	446
Total direct production costs	-	-	30,330	17,294	17,435	7,797	72,856

Depreciation and depletion:
depreciation and depletion	-	-	13,869	3,609	6,960	6,835	31,273
change in inventory	-	-	227	22	186	(213)	222
Total depreciation and depletion	-	-	14,096	3,631	7,146	6,622	31,495

Royalties	-	-	1,410	181	152	291	2,034
Write down of inventory to NRV	-	-	-	-	-	576	576

Total cost of sales	$-	$-	$57,533	$29,584	$34,474	$17,494	$139,085

Severance costs	-	-	-	-	4,589	-	4,589

Earnings (loss) before taxes	$(10,053)	$(12,001)	$(12,833)	$2,826	$(6,781)	$(5,162)	$(44,004)

Current income tax expense (recovery)	-	-	551	1,879	135	137	2,702
Deferred income tax expense (recovery)	-	-	3,779	(3,170)	881	(130)	1,360
Total income tax expense (recovery)	-	-	4,330	(1,291)	1,016	7	4,062

Net earnings (loss)	$(10,053)	$(12,001)	$(17,163)	$4,117	$(7,797)	$(5,169)	$(48,066)

For the year ended December 31, 2019, the Company has recognized $4.6 million in severance costs that are directly attributable to restructuring resulting in reduction in production and ultimately the suspension of operations at the El Cubo mine.,

The Exploration segment included $2,957 of costs incurred in Chile for the year ended December 31, 2019 (December 31, 2018 - $777).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 35

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	El Compas	Total
	Year ended December 31, 2018
Silver revenue	$-	$-	$32,267	$14,310	$38,903	$-	$85,480
Gold revenue	-	-	6,962	25,495	32,572	-	65,029
Total revenue	$-	$-	$39,229	$39,805	$71,475	$-	$150,509

Salaries, wages and benefits:
mining	$-	$-	$5,382	$5,102	$9,309	$-	$19,793
processing	-	-	1,644	1,065	2,201	-	4,910
administrative	-	-	2,580	2,360	3,116	-	8,056
stock based compensation	-	-	(31)	(31)	(31)	-	(93)
change in inventory	-	-	662	(383)	(42)	-	237
Total salaries, wages and benefits	-	-	10,237	8,113	14,553	-	32,903

Direct costs:
mining	-	-	20,332	10,716	13,197	-	44,245
processing	-	-	6,783	6,590	8,211	-	21,584
administrative	-	-	1,886	1,670	2,336	-	5,892
change in inventory	-	-	1,021	(815)	80	-	286
Total direct production costs	-	-	30,022	18,161	23,824	-	72,007

Depreciation and depletion:
depreciation and depletion	-	-	22,352	931	14,609	-	37,892
change in inventory	-	-	765	(70)	(175)	-	520
Total depreciation and depletion	-	-	23,117	861	14,434	-	38,412

Royalties	-	-	1,123	190	340	-	1,653
Write down of inventory to NRV	-	-	2,026	-	-	-	2,026

Total cost of sales	$-	$-	$66,525	$27,325	$53,151	$-	$147,001

Earnings (loss) before taxes	$(8,079)	$(12,258)	$(27,296)	$12,480	$18,324	$(882)	$(17,711)

Current income tax expense (recovery)	-	-	642	2,507	1,328	-	4,477
Deferred income tax expense (recovery)	-	-	(7,475)	(1,530)	(1,043)	299	(9,749)
Total income tax expense (recovery)	-	-	(6,833)	977	285	299	(5,272)

Net earnings (loss)	$(8,079)	$(12,258)	$(20,463)	$11,503	$18,039	$(1,181)	$(12,439)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 36

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

23. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,500) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,200) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,200) in interest and MXN 23.0 million ($1,200) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($400) and inflationary charges of MXN 11.5 million ($600) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2019, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company is currently assessing MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($3,000) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,300) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  As of December 31, 2019, the Cubo entity had MXN 1.6 billion ($84,600) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($800) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($200) and inflationary charges of MXN 0.9 million ($100) has accumulated.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 37

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

(b) Deferred Income Tax

	December 31,	December 31,
Mexico operations	2019	2018

Deferred income tax assets:
Tax loss carryforwards	$2,834	$16,532
Mineral properties, plant and equipment	1,826	-
Working capital	4,109	3,774
Deferred income tax liabilities:
Inventories	(1,802)	(1,838)
Mineral properties, plant and equipment	-	(9,621)
Other	(513)	(35)
Deferred income tax assets (liabilities), net	$6,454	$8,812

As at December 31, 2019, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $162,501 (2018 - $149,924).  These losses, if unutilized, expire between 2020 to 2029.

As at December 31, 2019, the Company had $3,155 non-capital losses in Canada (2018 -$1,962), which expire between 2025 to 2028, and capital losses of $12,296 (2018 - $12,002), which do not expire.

When circumstances cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

(c) Income Tax Expense

	December 31,	December 31,
	2019	2018

Current income tax expense (recovery):
Current income tax expense in respect of current year	$2,901	$2,559
Special mining duty	-	1,850
Adjustments recognized in the current year in relation to prior years	(199)	68
Deferred income tax expense (recovery):
Deferred tax expense recognized in the current year	3,353	(10,745)
Special mining duty	(1,425)	1,315
Adjustments recognized in the current year in relation to prior years	(568)	(319)
Total income tax expense (recovery)	$4,062	$(5,272)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 38

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2019	2018

Canadian statutory tax rates	27.00%	27.00%

Income tax expense computed at Canadian statutory rates	$(11,881)	$(4,782)
Foreign tax rates different from statutory rate	(4,831)	(5,018)
Change in tax rates	-	291
Withholding taxes, net of tax credits	664	665
Stock-based compensation	586	541
Foreign exchange	2,985	3,738
Inflationary adjustment	2,404	3,710
Other non-deductible items	2,493	1,259
Adjustments recognized in the current year in relation to prior years	(568)	(319)
Current year losses not recognized	13,331	4,212
Special mining duty Mexican tax	(1,121)	535
Recognition of previously unrecognized losses	-	(10,104)
Income tax expense	$4,062	$(5,272)

24. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at December 31, 2019, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	23,368	23,368	23,368
Other Investments	69	-	69	69
Trade and other receivables	6,343	1,657	8,000	8,000
Total financial assets	6,412	25,025	31,437	31,437

Financial liabilities:
Accounts payable and accrued liabilites	2,185	17,590	19,775	19,775
Loans payable	-	8,875	8,875	8,875
Total financial liabilities	2,185	26,465	28,650	28,650

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 39

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Level 1:

Other investments, which are comprised of Marketable securities, are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the SARs liability using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2019.

Assets and liabilities as at December 31, 2019 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	69	69	-	-
Trade receivables	6,343	-	6,343	-
Total financial assets	6,412	69	6,343	-

Financial liabilities:
Deferred share units	2,138	2,138	-	-
Share appreciation rights	47	-	47	-
Total financial liabilities	2,185	2,138	47	-

(b)  Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments, and accounts receivable.  Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax ("IVA") receivables are generated on the purchase of supplies and services to produce silver and gold, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

The carrying amount of financial assets represents the Company's maximum credit exposure.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 40

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

Below is an aged analysis of the Company's receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2019		December 31, 2018

Less than 1 month	$10,048	$-	$9,211	$-
1 to 3 months	4,083	-	4,284	-
4 to 6 months	1,109	-	1,039	-
Over 6 months	9,758	151	12,413	194
Total accounts receivable	$24,998	151	$26,947	$194

At December 31, 2019, 93% of the receivables that were outstanding greater than one month were comprised of IVA and tax receivables in Mexico (December 31, 2018 - 99%) and 4% of the receivables outstanding greater than one month are pending finalizations of concentrate sales.

At December 31, 2019, an impairment loss of $151 relates to IVA receivable claims from prior years written off during the year (December 31, 2018 - $194).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements.  The Company's policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company's holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short-term cash requirements and commitments.

In the normal course of business, the Company enters into contracts that give rise to future minimum payments.

The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments at December 31, 2019:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	19,775	-	-	-	19,775
Income taxes payable	1,947	-	-	-	1,947
Loans payable	2,955	4,510	1,410		8,875
Lease liabilities	164	335	223	516	1,238
Provision for reclamation and rehabilitation	-	6,221	2,182	-	8,403
Capital expenditure commitments	2,810	-	-	-	2,810
Operating leases	128	215	215	384	942
Total contractual obligations	27,779	11,281	4,030	900	43,990

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and equity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 41

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31st are as follows:

	December 31, 2019		December 31, 2018
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$923	$21,301	$721	$26,969
Financial liabilities	(3,562)	(12,098)	(2,767)	(15,438)
Net financial assets (liabilities)	$(2,639)	$9,203	$(2,046)	$11,531

Of the financial assets listed above, $25 (2018 - $26) represents cash and cash equivalents held in Canadian dollars and $3,140 (2018 - $4,522) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2019, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would increase net earnings by $125 due to these financial assets and liabilities.

As at December 31, 2019, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $438 due to these financial assets and liabilities.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales.  At December 31, 2019 there are 178,394 ounces of silver and 4,981 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at December 31, 2019, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.1 million.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 42

ENDEAVOUR SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2019 and 2018
(expressed in thousands of US dollars, unless otherwise stated)
HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Margaret Beck
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Nicholas Shakesby - Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West - Vice-President, Controller
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor - 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 43